                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     THE PRODUCERS ENTERTAINMENT GROUP LTD.
                    ----------------------------------------
                                (Name of Issuer)


                          Common Stock $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  Not Available
                                 ---------------
                                 (CUSIP NUMBER)


                                Ronald Lightstone
                     The Producers Entertainment Group, Ltd.
                             9150 Wilshire Boulevard
                      Beverly Hills, California 90212-3414
                             Tel No.: (310) 285-0400
           -----------------------------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                November 16, 1995
             ------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

Check the following box if a fee is being paid with the statement:    /X/.

                               Page 1 of 16 Pages

                                  SCHEDULE 13D


 CUSIP No.  742893-10-0                                Page 2  of 16  Pages
 ----------------------                                --------------------

--------------------------------------------------------------------------------
 (1)       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mountaingate Productions, LLC
--------------------------------------------------------------------------------
 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)    / /
                                                              (b)    /X/
--------------------------------------------------------------------------------
 (3)       SEC USE ONLY
--------------------------------------------------------------------------------
 (4)       SOURCE OF FUNDS*

                   SC
--------------------------------------------------------------------------------
 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     / /
--------------------------------------------------------------------------------
 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                            (7)        SOLE VOTING POWER
                                               2,000,000
                          ------------------------------------------------------
                            (8)        SHARED VOTING POWER
                                               -0-
                          ------------------------------------------------------
                            (9)        SOLE DISPOSITIVE POWER
                                               2,000,000
                          ------------------------------------------------------
                            (10)       SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
 (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,000,000
--------------------------------------------------------------------------------
 (12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                   /X/
--------------------------------------------------------------------------------
 (13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   13.1
--------------------------------------------------------------------------------
 (14)      TYPE OF REPORTING PERSON
                   OO
--------------------------------------------------------------------------------

------------------------------

*      SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 16 Pages

                                  SCHEDULE 13D


 CUSIP No.    742893-10-0                              Page 3  of 16  Pages
 ------------------------                              --------------------

--------------------------------------------------------------------------------
 (1)       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alison Meyer
--------------------------------------------------------------------------------
 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)    / /
                                                              (b)    /X/
--------------------------------------------------------------------------------
 (3)       SEC USE ONLY
--------------------------------------------------------------------------------
 (4)       SOURCE OF FUNDS*

                   SC
--------------------------------------------------------------------------------
 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     / /
--------------------------------------------------------------------------------
 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------------------------------------------------------------------------------
                            (7)        SOLE VOTING POWER
                                               -0-
                          ------------------------------------------------------
                            (8)        SHARED VOTING POWER
                                               2,635,000
                          ------------------------------------------------------
                            (9)        SOLE DISPOSITIVE POWER
                                               -0-
                          ------------------------------------------------------
                            (10)       SHARED DISPOSITIVE POWER
                                               2,635,000
--------------------------------------------------------------------------------
 (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,635,000
--------------------------------------------------------------------------------
 (12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                   /X/
--------------------------------------------------------------------------------
 (13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   17.2
--------------------------------------------------------------------------------
 (14)      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 16 Pages

                                  SCHEDULE 13D


 CUSIP No.   742893-10-0                               Page 4  of 16  Pages
 -----------------------                               --------------------

--------------------------------------------------------------------------------
 (1)       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Patricia Meyer
--------------------------------------------------------------------------------
 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)    / /
                                                              (b)    /X/
--------------------------------------------------------------------------------
 (3)       SEC USE ONLY
--------------------------------------------------------------------------------
 (4)       SOURCE OF FUNDS*

                   SC
--------------------------------------------------------------------------------
 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     / /
--------------------------------------------------------------------------------
 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------------------------------------------------------------------------------
                            (7)        SOLE VOTING POWER
                                               -0-
                          ------------------------------------------------------
                            (8)        SHARED VOTING POWER
                                               2,635,000
                          ------------------------------------------------------
                            (9)        SOLE DISPOSITIVE POWER
                                               -0-
                          ------------------------------------------------------
                            (10)       SHARED DISPOSITIVE POWER
                                               2,635,000
--------------------------------------------------------------------------------
 (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,635,000
--------------------------------------------------------------------------------
 (12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                   /X/
--------------------------------------------------------------------------------
 (13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   17.2
--------------------------------------------------------------------------------
 (14)      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

-----------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 4 of 16 Pages

         Item 1.   Security and Issuer

         This Statement relates to the common stock, $.001 par value ("Common Stock"), issued by The Producers Entertainment Group, Ltd., a Delaware corporation (the "Company"), whose principal executive offices are located at 9150 Wilshire Boulevard, Suite 205, Beverly Hills, California 90212-3414.

         Item 2.   Identity and Background

         (a) - (f) This statement is being filed by Mountaingate Productions, LLC, a California limited liability company ("Mountaingate"), Alison Meyer and Patricia Meyer (collectively, the "Reporting Persons"). The principal occupation of Alison Meyer is tv production and the principal occupation of Patricia Meyer is clinical psychology. Patricia Meyer and Alison Meyer, who are the sole members of Mountaingate, are the adult daughters of Irwin Meyer, President and Chief Executive Officer of the Corporation. Pursuant to a production agreement between the Company and Mountaingate, Mountaingate provides the Company with the full time services of Mr. Meyer who, in February 1995, was appointed President and Chief Executive Officer of the Company. Mr. Meyer has served as a director of the Company since its inception in 1989. Mr. Meyer has no economic or other interest in the shares owned by Mountaingate nor any rights with respect to the voting thereof and he disclaims any interest, beneficial or otherwise, in such shares.

         The principal business address of Mountaingate is 9150 Wilshire Boulevard, Suite 205, Beverly Hills, CA 90212 and the address of each of Alison Meyer and Patricia Meyer is 12610 Promontory Road, Los Angeles, California 90049. Each of Alison Meyer and Patricia Meyer is a citizen of the United States. Mountaingate is a limited liability company organized under the laws of the State of California.

         None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activity subject to, Federal or State securities laws of finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration

         As of October 28, 1995, Mountaingate purchased from the Company 2,000,000 shares of Common Stock for an aggregate purchase price of $1,000,000, or $.50 per share, with funds borrowed from the Company. The terms of such purchase are evidenced by a Stock Purchase Agreement between the Company and Mountaingate (the "Stock Purchase Agreement") and the terms of such loan are evidenced by a Promissory Note issued to the Company by Mountaingate in the aggregate amount of $1,000,000 (the "Note"). The Note bears interest at the rate of 7% per annum, compounded semiannually. Twenty five percent (25%) of the amounts due under the Note is with recourse to Mountaingate and the remaining seventy five percent (75%) of the amounts due thereunder is without recourse against Mountaingate. Pursuant to the Stock Purchase Agreement, the entire amount of principal and accrued interest under the Note is secured by a pledge to the Company of the Common Stock purchased with the proceeds of such borrowing. Twelve and one-half percent (12.5%) of the principal amount of the Note, together with interest thereon, is due and payable on April 1, 1997; twelve and one-half percent (12.5%) of the original principal amount of the Note, together with interest thereon, is due and payable on October 1, 1998; and the balance of the principal of and interest on the Note is due and payable on October 1, 2000.

         Item 4.   Purpose of Transaction

         The Company agreed to sell the Common Stock acquired by Mountaingate in connection with the agreement of Mountaingate, pursuant to a long-term production agreement, to provide the Company with the services of Irwin Meyer and others. The Company and Mountaingate have been operating in a manner consistent with such agreement, pending such agreement being finalized and approved by the Board of Directors of the Company. Mr. Meyer has no economic or other interest in the shares owned by

                               Page 5 of 16 Pages

Mountaingate nor any rights with respect to the voting thereof and he disclaims any interest, beneficial or otherwise, in such shares. The sale of such Common Stock is intended to establish as close an identity as feasible between the interests of the Company and those of the Company's senior executive officers and key independent contractors and also to attract, retain, motivate and reward persons of superior ability, training and experience. In light of such considerations, the shares of Common Stock acquired by Mountaingate are subject to forfeiture to the Company (with a corresponding reduction in the Note) in the event the employment of Mr. Meyer is terminated (other than termination as a result of such person's death or disability or termination by the Company without cause) prior to the applicable vesting date of such shares. The Common Stock purchased by Mountaingate vests as follows: 50% (aggregating 1,000,000 shares) on April 1, 1996, 25% (aggregating 500,000 shares) on June 30, 1996, and 25% (aggregating 500,000 shares) on June 30, 1997. Notwithstanding such vesting schedule, Mountaingate shall be entitled to vote all of such shares immediately upon the issuance thereof.

         The Reporting Persons will from time to time evaluate their investment with respect to the shares of Common Stock acquired by Mountaingate and may from time to time purchase additional shares of Common Stock or, subject to restrictions imposed by applicable law, transfer shares of Common Stock, depending on their continuing assessment of pertinent factors, including, without limitation, the following: the Company's business and prospects; other business and investment opportunities available to the Reporting Persons; the prices at which shares of Common Stock are trading; prices at which shares of Common Stock may be acquired; economic conditions; stock market and money market conditions; the availability and nature of opportunities to dispose of their interest in the Common Stock; and other plans and requirements of the Reporting Persons.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which would result in or relate to any of the following transactions: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Certificate of Incorporation of the Company, the Bylaws of the Company or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         Item 5.   Interest in Securities of the Issuer

         (a) Mountaingate may be deemed to beneficially own a total of 2,000,000 shares of Common Stock, representing 13.1% of the outstanding Common Stock, all of which Common Stock was purchased by Mountaingate on November 16, 1995. Each of Alison Meyer and Patricia Meyer, the sole members of Mountaingate who are sisters and the adult daughters of Irwin Meyer, may be deemed to beneficially own a total of 2,635,000 shares of Common Stock, representing 17.2% of the outstanding Common Stock, of which, 2,000,000 shares are owned by Mountaingate and 635,000 shares represent currently exercisable stock options (317,500 of which are owned by each of Alison Meyer and Patricia Meyer), exercisable at prices ranging from $2.00 per share to $3.25 per share.

         Except for the purchases of Common Stock described above, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty days.

         (b) Mountaingate has the sole power to vote and direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock beneficially owned by it. By virtue of their being the sole members of Mountaingate, each of Alison Meyer and Patricia Meyer are controlling persons

                               Page 6 of 16 Pages
of Mountaingate and have shared power to vote and direct the vote and shared power to dispose of and to direct the disposition of the shares of Common Stock beneficially owned by Mountaingate.

         Item 6.   Contracts, Arrangements, Understanding or
                   Relationships with Respect to Securities of the Issuer

         Except as provided in the Stock Purchase Agreement and the Note or as otherwise described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

         Item 7.   Material to be Filed as Exhibits

1. Stock Purchase Agreement dated as of November 14, 1995 between the Company and Mountaingate.

2.       Promissory Note of Mountaingate dated November 14, 1995.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December ____, 1995

                                         MOUNTAINGATE PRODUCTIONS, LLC


                                         By:     /s/ Alison Meyer
                                             -------------------------
                                                   Alison Meyer



                                                 /s/ Alison Meyer
                                         -----------------------------
                                                   ALISON MEYER


                                                 /s/ Patricia Meyer
                                         -----------------------------
                                                   PATRICIA MEYER

                               Page 7 of 16 Pages

                                 EXHIBIT INDEX

Exhibit            Document                                          Page No.
-------            --------                                          --------

1.        Stock Purchase Agreement dated as of November 14, 1995
          between the  Company and Mountaingate.                         9

2.        Promissory Note of Mountaingate dated November 14, 1995.      15

                               Page 8 of 16 Pages

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (this "Agreement"), by and between (i) THE PRODUCERS ENTERTAINMENT GROUP LTD. (the "Company"), a Delaware corporation, and (ii) MOUNTAINGATE PRODUCTIONS LLC (the "Purchaser"), dated as of the 14th day of November, 1995.

                               W I T N E S S E T H

         WHEREAS, the Company desires to provide to the Purchaser the opportunity to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), for good and valuable consideration as provided herein; and

         WHEREAS, the Purchaser desires to purchase certain shares of Common Stock from the Company;

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties agree as follows:

         1. Sale And Purchase Of Common Stock. Subject to the terms and conditions of this Agreement and the Note (as defined below), (i) the Company hereby sells to the Purchaser two million (2,000,000) shares of Common Stock (the "Shares") at a purchase price of $0.50 per Share, for a total purchase price of $1,000,000.00 (the "Purchase Price"), and (ii) the Purchaser hereby purchases such Shares from the Company for such Purchase Price. The Purchaser shall pay the Purchase Price by issuing to the Company, concurrently with the execution and delivery of this Agreement, a promissory note substantially in the form attached as Exhibit A hereto (the "Note"), and the Purchaser's sole liability to make payments to the Company under this Agreement shall be satisfied by its liability under the Note. The Shares are duly authorized, validly issued, fully paid and nonassessable, but the Shares are subject to the terms and conditions of this Agreement. The Company issues concurrently herewith a duly executed certificate evidencing the Shares purchased hereunder, with the legends provided for herein, in exchange for the delivery by the Purchaser of the duly executed Note.

         2.   Pledge.

              (a) As security for the fulfillment of its obligations under the Note, the Purchaser hereby pledges, hypothecates, assigns, transfers, sets over, delivers and grants to the Company a security interest in (i) the Shares, (ii) all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Shares, (iii) subject to the provisions of Section 4 hereof, all rights and privileges of the Purchaser with respect to the Shares and the other property referred to in clause (ii), and (iv) subject to the provisions of
Section 4 hereof, all proceeds of any of the foregoing and any property of any character whatsoever into which any of the foregoing may be converted (all items referred to in clauses (i) through (iv) above being hereinafter collectively called the "Pledged Collateral").

         TO HAVE AND TO HOLD the Pledged Collateral, together with all rights, title, interests, powers, privileges and preferences pertaining or incidental thereto, unto the Company, its successors and assigns, forever; subject, however, to the terms, covenants and conditions hereinafter set forth; and provided that such Pledged Collateral or a proportional amount thereof (based on the ratio of the payments of principal on the Note to the total Purchase Price) shall be released by the Company and returned to the Purchaser, without representation or recourse, as the Purchaser shall make the payments required to be made under the Note.

              (b) The Purchaser hereby delivers, and agrees promptly to deliver, to the Company any and all Pledged Collateral, and any and all certificates or other instruments or documents representing any of the Pledged Collateral, which shall be in or come into the Purchaser's possession during the term of this Agreement.

              (c) If the Purchaser shall not make any payment required to be made on the Note at the time such payment is due, the Company may sell, assign, transfer, endorse and deliver all, or from time to time, any part of the Pledged Collateral to any third party or to the Company at a price per Share equal to $0.50 or, if less than $0.50 per share, at the fair market value of a Share as determined in good faith by the Company. The proceeds of the sale of all or any part of the Pledged Collateral shall be applied by the Company first to accrued interest then to the then-outstanding principal amount of the Note. Any remaining amount from such sale shall be paid over to the Purchaser.

         3.   Purchaser's Representations; Sources of Funds.

              (a) The Purchaser represents to the Company that it is purchasing the Shares being purchased hereunder for its own account and not as nominee or agent for any other person and not with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act of 1933 (the "Securities Act")) which would be in violation of the securities laws of the United States of America or any state thereof, without prejudice, however, to its rights at all times to sell or otherwise dispose of all or any part of said Shares under an effective registration statement under the Securities Act, or under an exemption from such registration available under the Securities Act and subject, nevertheless, to the disposition of its property being at all times within its control (subject to the restrictions of this Agreement).

              (b) The Purchaser further represents that it is knowledgeable, sophisticated and experienced in business and financial matters; that it fully understands the limitations on transfer described herein; that it is able to bear the economic risks of its investment in the Shares and is presently able to afford the complete loss of such investment; and that it has been afforded access to information about the Company, the Company's financial condition, results of operations, business, property, management and prospects sufficient to enable it to evaluate its investment in the Shares.

              (c) The Purchaser further represents that it is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

              (d) The Purchaser will not Transfer the Shares in violation of any federal or state securities law. For purposes of this Agreement, "Transfer" shall mean any transfer, sale, assignment, pledge or other disposition. If the Purchaser desires to sell or otherwise dispose of all or any part of the Shares (other than a Transfer to the Company or a Transfer pursuant to an effective registration statement under the Securities Act and pursuant to registration or qualification under any applicable state securities laws), if requested by the Company, it will deliver to the Company an opinion of counsel, reasonably satisfactory in form and substance to the Company, that an exemption from registration is available. The stock certificate for the Shares shall bear an appropriate legend reflecting such restriction.

         4.   Restrictions Applicable to the Shares.

              (a) Unless vested earlier upon the happening of certain events, as provided in section 4(c) hereof, the Purchaser's rights to retain the Shares free of any rights of the Company with respect to the Shares (other than the Company's rights to such portion of the Shares that is pledged as security for the Note) shall vest in accordance with the following schedule if the Purchaser is engaged to render services to the Company pursuant to the Production Agreement between the Purchaser and Company (the "Production Agreement") as of such date:

           Cumulative Percentage of Shares            Date of Vesting
           -------------------------------            ---------------
                      50%                             April 1, 1996
                      75%                             October 1, 1996
                      100%                            October 1, 1997

Until the Shares have vested, the Purchaser may not Transfer the Shares and the stock certificate representing the Shares shall bear an appropriate legend to that effect.

              (b) All cash dividends payable with respect to the Shares will be paid directly to the Purchaser at the same time that dividends are paid with respect to all other shares of Common Stock. The Purchaser will have the right to vote the Shares.

              (c) The Shares will be subject to the following provisions upon a Change in Control of the Company or upon any other termination of the Purchaser's engagement by the Company under the Production Agreement which may occur before the Shares have vested in accordance with Section 4(a).

                    (i) Change in Control. Upon a Change in Control during the Purchaser's engagement by the Company, all of the Shares which have not vested in accordance with
                          Section 4(a) shall immediately vest in, and shall not be subject to forfeiture by, the Purchaser. For purposes of this Agreement, a Change in Control shall have the meaning provided in the Production Agreement

                    (ii) Death or Disability. If the Purchaser's engagement by the Company is terminated by reason of the death or Disability of Irwin Meyer, all of the Shares which have not previously vested in accordance with Section 4(a) or Section 4(c)(i) shall immediately vest in, and shall not be subject to forfeiture by, the Purchaser. For purposes of this Agreement, "Disability" shall have the meaning provided in the Production Agreement.

                    (iii) Termination by the Company without Cause or by the
                          Purchaser for Good Reason or upon the Retirement of Irwin Meyer. If the Company terminates the Purchaser's engagement without Cause or if the Purchaser terminates its engagement for Good Reason or upon the Retirement of Irwin Meyer, all of the Shares which have not vested in accordance with Section 4(a) or
                          Section 4(c)(i) shall immediately vest in, and shall not be subject to forfeiture by, the Purchaser. For purposes of this Agreement, "Cause" and "Good Reason" shall have the meanings provided in the Production Agreement and "Retirement" shall mean retirement in accordance with any retirement plan or policy of the Company.

                    (iv) Other Termination of Employment. If the Purchaser's engagement terminates before a Change in Control shall have occurred for any reason other than death, Disability, termination by the Company other than for Cause or termination by the Purchaser for Good Reason or upon the Retirement of Irwin Meyer, then the Purchaser shall forfeit to the Company the Shares which have not previously vested in accordance with
                          Section 4(a), and the Purchaser's obligation under the Note with respect to the payment of the Purchase Price (at $0.50 per share plus interest accrued thereon in accordance with the terms of the Note) for the number of Shares so forfeited shall be forgiven by the Company and the Purchaser shall have no further liability under the Note with respect to the amount so forgiven.

         5.   Successors.

         Without the prior written consent of the Company, this Agreement shall not be assignable by the Purchaser. This Agreement shall inure to the benefit of and be enforceable by the Purchaser, the Company and their successors.

         6.   Miscellaneous.

              (a) Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of New York, applied without reference to principles of conflict of laws.

              (b) Amendments. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

              (c) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered or mailed to the other party by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

              If to the Purchaser:

              Mountaingate Productions LLC
              12610 Promontory Road
              Los Angeles, CA  90049

              If to the Company:

              The Producers Entertainment Group Ltd.
              9150 Wilshire Boulevard, Suite 205
              Los Angeles, CA   90212

or to such other address as either party shall have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only when actually received by the addressee.

              (d) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

              (e) Waiver. Waiver by any party hereto of any breach or default by any other party of any of the terms of this Agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived.

              (f) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters referred to herein other than the Production Agreement, and no other agreement, verbal or otherwise, shall be binding as between the parties unless it is in writing and signed by the party against whom enforcement is sought. All prior and contemporaneous agreements and understandings between the parties with respect to the subject matter of this Agreement other than the Production Agreement are superseded by this Agreement.

              (g) Survival. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

              (h) Captions and References. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. References in this Agreement to a section number are references to sections of the Agreement unless otherwise specified.

         IN WITNESS WHEREOF, the Purchaser and the Company have each caused this Agreement to be duly executed in its name on its behalf all as of the day and year first above written.

                                        THE PRODUCERS ENTERTAINMENT GROUP LTD.



                                        By:
                                            ----------------------------------
                                          Its: Senior Vice President
                                               -------------------------------


                                        MOUNTAINGATE PRODUCTIONS LLC



                                        By:
                                            ----------------------------------
                                          Its: President
                                               -------------------------------

                                                                       EXHIBIT A


                                PROMISSORY NOTE



$1,000,000.00                                            Los Angeles, California
                                                               November 14, 1995

         FOR VALUE RECEIVED, the undersigned, MOUNTAINGATE PRODUCTIONS LLC (the "Promissor"), hereby promises to pay to the order of THE PRODUCERS ENTERTAINMENT GROUP LTD., a Delaware corporation or its successors (the "Holder"), the principal sum of ONE MILLION DOLLARS ($1,000,000.00) or such lesser amount as may then be the unpaid principal balance hereof (the "Principal Amount"), together with interest thereon, payable by certified or official bank check or wire transfer of immediately available funds to an account designated by the Holder in accordance with the following schedule: twelve and one-half percent (12-1/2%) of the Principal Amount plus all accrued but unpaid interest thereon will be payable on April 1, 1997, twelve and one-half percent (12-1/2%) of the Principal Amount (as calculated without regard to any prior payments thereof) plus all accrued but unpaid interest thereon will be payable on October 1, 1998, and the balance of the Principal Amount plus all accrued but unpaid interest thereon will be payable on October 1, 2000.

         The Promissor promises to pay interest on the Principal Amount of this promissory note (this "Note") from the date hereof until such Principal Amount is paid in full at the fixed rate of 7% per annum compounded semiannually, such interest payable in accordance with the foregoing schedule; provided, however, that any Principal Amount hereof not paid when due and, to the fullest extent permitted by applicable law, any overdue interest shall bear interest at a rate per annum equal to 10% (after, as well as before, any judgment), payable on demand. Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

         This Note is issued in connection with the transaction contemplated by the Stock Purchase Agreement, dated as of the date hereof, between the Promissor and the Holder.

         This Note shall be binding upon the Promissor and its successors and shall inure to the benefit of the Promissor and its successors; provided, however, that the Promissor shall be liable to the Holder only with respect to twenty-five percent (25%) of the portion of the Principal Amount which shall remain unpaid at any time, plus accrued but unpaid interest thereon. The Promissor shall not have any liability to the Company with respect to the payment of the remaining portion of the Principal Amount or accrued but unpaid interest thereon.

         The Promissor hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of this Note.

         The provisions of this Note may be amended, modified, changed or terminated only by an agreement in writing signed by the Promissor and the Holder.

         If at any time the indebtedness evidenced by this Note is collected through legal proceedings or this Note is placed in the hands of attorneys for collection, the Promissor hereby agrees to pay all costs and expenses (including attorneys' fees) incurred by the Holder in collecting or attempting to collect such indebtedness.

         If any payment on this Note becomes due and payable on a day other than a Business Day (as hereinafter defined), the maturity thereof shall be extended to the immediately following Business Day and interest shall continue to accrue during such extension. "Business Day" means any day other than a Saturday or Sunday or any other day on which commercial banks in New York, New York are authorized or obligated by law to close.

         This Note is non-transferable except to a person or entity that succeeds (by transfer of assets, other reorganization or otherwise) to all or substantially all of the business of Holder.

         THE PROMISSOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING UNDER OR RELATING TO THIS NOTE AND AGREES THAT ANY SUCH DISPUTES SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

         THIS NOTE IS GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF.

                                          MOUNTAINGATE PRODUCTIONS LLC

                                          By:
                                              ------------------------
                                          Its: President
                                               -----------------------